SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
_______________________

NEWCASTLE INVESTMENT CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65105M603
(CUSIP Number of Class
 of Securities)
_______________________

Charles L. Frischer
4404 52nd Avenue NE
Seattle, WA 98105

______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 8

CUSIP NO. 65105M603	13D	Page 2 of 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 3,522,599
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 3,522,599
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,522,599
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 65105M603	13D	Page 3 of 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 26,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 26,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 65105M603	13D	Page 4 of 9

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on July 6, 2015 (as amended, the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3.      Source and Amount of Funds of Other Consideration.

Item 3 is amended to read as follows:

The total amount of funds required to acquire the Shares acquired by Mr. Frischer and the Partnership were $16,863,803 and $201,950 respectively.  Mr. Frischer used personal funds and funds in his IRA to acquire his Shares and the Partnership used funds from its reserves to acquire its Shares.

Item 4.      Purpose of Transaction.

Item 4 is amended by adding the following:

On August 10, 2015 Mr. Frischer sent a letter to the Issuer’s Chief Executive Officer requesting that the Issuer take certain actions to enhance shareholder value.  A copy of the letter is attached to this Schedule 13D-A as Exhibit 2.

Item 5.      Interest of Securities of the Issuer.

Item 5 is amended to read as follows:

(a) and (b)      Beneficial ownership

As of the date of this Schedule 13D, the Partnership directly owns 26,000 Shares representing less than 1% of the total outstanding shares.  As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 3,496,599 Shares and he is the sole general partner of the Partnership.  Accordingly, Mr. Frischer indirectly beneficially owns 3,522,599 Shares representing approximately 5.3% of the outstanding Shares.  The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 66,486.652 Shares outstanding at July 27, 2015, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of the Shares owned by the other Reporting Persons other than the Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

CUSIP NO. 65105M603	13D	Page 5 of 9

Mr. Frischer has sole voting power and sole investment power with respect to 3,522,599 Shares.

(c)           Transactions during the past sixty days

Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

(d)           Right to receive dividends or proceeds

Not applicable.

(e)           Beneficial ownership of less than five percent

Not applicable.

Item 7.      Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.
2.	Letter to Issuer dated August 10, 2015

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  August 10, 2015

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 65105M603	13D	Page 6 of 9

ANNEX A

Schedule of Transactions in Common Shares of the Issuer
During the Past 60 Days

Libby Frischer Family Partnership

None

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share

7/14/2015	6,174	$4.67
7/15/2015	33,361	$4.61
8/5/2015	400	$4.80
8/7/2015	13,341	$4.60
8/10/2015	27,323	$4.63

(1)	All purchases/sales were effected through open market or privately negotiated transactions.

CUSIP NO. 65105M603	13D	Page 7 of 9

Charles Frischer
4404 52nd Avenue NE
Seattle, WA 98105

August 10, 2015

Mr. Wesley Edens
Co-Chairman
Fortress Investment Group
1345 Avenue of the Americas
46th Floor
New York, NY 10105

Dear Mr. Edens:

I recently filed a 13-D form on Newcastle Investment, disclosing my ownership of 3,442,000 shares or 5.2% of the outstanding shares. I have been a long-term investor in the company and recently purchased additional shares because they are trading at a significant discount to the net asset value of the company.

Last week Newcastle reported great earnings. Newcastle has two major assets: a real estate loan portfolio, which has just over 12 months of duration, and a portfolio of golf assets. The corporate actions taken by management in both buying back the company’s golf debt at a 10% discount and collapsing two of its main CDO portfolios were terrific. Buying the golf debt back at a discount created 25 cents per share of additional value, and collapsing the CDO portfolio further simplified the investment and removed considerable risk.

In the aftermath of a great earnings report, NCT shares were down 6.5% for the week. At the current stock price of $4.60, the market clearly is not giving the company credit for the value of the golf assets. Management has a responsibility to the Newcastle shareholders to immediately address this situation.

Therefore, I request that management immediately initiate a $100 million share buyback, with a ceiling price of $5.00 per share. If the company is not willing to implement this buyback, I request that it immediately begin a sale/liquidation of Newcastle Investment with the expectation that proceeds will exceed $6.65 per share, a 45% premium to the current stock price. ($6.65 is the midpoint of the sum of the parts valuation from page 7 of the second quarter 2015 investor supplement presentation.) There would also be a large number of both private equity firms and other investment companies who would love to take control of Newcastle at a $6.65 price.

CUSIP NO. 65105M603	13D	Page 8 of 9

The market price of Newcastle is also depressed because it is being grouped in with other mortgage REITs. Investors are assuming the company will be subject to significant asset deterioration due to future interest-rate hikes by the Federal Reserve. Not only is it uncertain when the Fed will raise rates and by how much they will increase, but a real estate loan portfolio with just over a 1-year duration should be sheltered from any unusual deterioration in value. Newcastle is a mortgage REIT in name only. The company owns a very short-term bond portfolio and a collection of golf assets with dramatically improving fundamentals. The current market disruptions are an opportunity that management must take advantage of immediately.

Newcastle is basically a special-purpose acquisition entity selling at a 35% discount to net asset value. I am confident that Fortress, acting as manager of Newcastle, will be able to execute on an accretive acquisition when it is identified. Another reason for the discount to net asset value is the fear that Fortress will do an ill-advised acquisition. I am confidant that Fortress will identify an accretive acquisition and that the market will give the stock a more appropriate and higher valuation once a deal is announced and explained to shareholders and the analyst community.

Fortress Investment Group, as the manager of Newcastle Investment, might have different motivations in regards to the capital it manages for Newcastle. The management of Fortress might be reticent about incurring a 30% reduction in management fees if the share buyback proposed was fully implemented. However, a short-term reduction in management fees could lay the groundwork for much larger management fees from Newcastle in the future. The market capitalization for Newcastle Investment is approximately $300 million. The medium-term goal for Fortress is to manage a capital base at Newcastle in the range of $1-2 billion. The buyback would dramatically increase the net asset value per share and lay the groundwork for a much larger company.

Buyback accretion
	Current	Post-buyback @ $5	Change
Net Asset Value of Newcastle	$442 million	$342 million	-$100 million
Outstanding shares	66 million	46 million	-20 million
Per-share NAV of Newcastle	$6.65	$7.43	+11.7%

Based on my simple example, the per-share net asset value increases by more than 11.7% via a $100 million buyback. This is only the first step in the process. The corporate strategy for Fortress is to manage a much larger permanent capital vehicle at Newcastle. The market would love this buyback program and would afford the company a higher per-share valuation. There would still be plenty of capital at Newcastle to effectuate the next acquisition, whenever that may occur. The ability for Newcastle to do an even larger secondary offering at that time will be much improved because Fortress management will have proven itself to be willing to occasionally take a short-term hit to profitability to drive long-term growth.

The math is compelling and is in the long-term interest of Fortress. By virtue of this buyback, you will likely be able to sell shares to the public at a level at least 10% higher than absent this program. The buyback program would also provide great security to the already large and likely growing dividend. Assuming a $5.00 buyback price and the current 48-cent dividend, the company would be earning a risk-free 9.6% return on this $100 million. If the dividend is raised to 60 cents over the next 6 months, as many analysts believe it will be due to the strong results at the golf course division, the risk-free return earned by buying back the shares at $5.00 is 12%. These are very large risk-free returns that can be earned by buying back company shares.

CUSIP NO. 65105M603	13D	Page 9 of 9

The buyback is in the interest of both Newcastle and Fortress shareholders. A more basic argument could easily be made that the management of Newcastle should do what is best for the company, without any consideration for Fortress. The management of Newcastle has a fiduciary responsibility to its shareholders, even if those actions are not in the interest of Fortress. The course of action outlined here is in the interest of both parties and creates a mutually beneficial outcome.

If Fortress Investment Group, as the manager of Newcastle Investment, is not willing to implement this large buyback, I request an immediate sale/liquidation of the company. I believe this sale/liquidation will result in more than $6.65 per share. There are numerous buyers for the golf assets, including Club Corp, and the real estate loan portfolio can easily be liquidated as it matures over the next 12 to 18 months. There would also be numerous financial buyers interested in obtaining control of their own permanent capital vehicle at a minimum $6.65 per share. The shareholders of Newcastle must be treated fairly.

Please immediately address the issues raised in this letter with the Board of Directors. In addition, please send me a current list of your shareholders.

Wes, your team at Fortress has done a very good job managing Newcastle over the last 3-5 years. In the last 6 months, shareholders have not been excited about the stock price of both New Senior and Newcastle. A large buyback program at Newcastle would enable you to regain tremendous favor with your investors. This is a smart move for both Newcastle and Fortress shareholders. Please take immediate action on this capital allocation strategy.

Sincerely,

Charles Frischer